Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

December 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Valerie Lithotomos and Lauren Hamilton

Re:	Barings BDC, Inc.
Registration Statement on Form N-14
File No.: 333-260591

On behalf of Barings BDC, Inc., a Maryland corporation (the “Company” or “Barings BDC”), we hereby respond to oral comments conveyed by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in telephonic conversations on December 6, 2021 between Valerie Lithotomos of the Staff and John Haggerty of Goodwin Procter llp and between Lauren Hamilton of the Staff and John Haggerty of Goodwin Procter llp relating to the Company’s registration statement on Form N-14 filed with the Commission on October 29, 2021 (the “Registration Statement”) in connection with a proposed transaction involving the Company and Sierra Income Corporation (“Sierra”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable response. Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”) has been filed with the SEC concurrently herewith.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in Pre-Effective Amendment No. 1.

Legal Comments

General

1.
Please advise the Staff supplementally whether the “Effective Time” is expected to occur on the same date as closing and whether the First Merger and the Second Merger are expected to close on the same date.

The Company respectfully advises the Staff that the “effective time” of the First Merger, which refers to the time at which the First Merger becomes legally effective under Maryland law, will occur on the closing date of the transaction. The Second Merger will become legally effective immediately after the effective time of the First Merger and both mergers are anticipated to occur on the same date.

Division of Investment Management
December 13, 2021

2.
Please explain supplementally to the Staff (1) the purpose of each step of the transaction, (2) the legal approvals necessary to consummate each step of the transaction, (3) the implications of each step under the Securities Act, (4) whether each step requires registration under the Securities Act and, if not, the basis for not requiring registration under the Securities Act and (5) whether any steps, individually or collectively, would result in the diminution of the protections available to investors under the securities laws, in particular, the Investment Company Act.

The Company advises the Staff that the Merger is a two-step merger whereby the Company will acquire all of the outstanding shares of Sierra in a stock and cash transaction. The Merger is being consummated via two steps in order to (1) allow the Merger, taken as a whole, to qualify as a reorganization as described in the Registration Statement and (2) merge the surviving company into the Company so that only one business development company survives the Merger.

The Company and Sierra believe that the reverse triangular merger structure used in this transaction offers numerous benefits to the stockholders of the Company and Sierra. In particular, the Company anticipates that the Merger as so structured will be treated as a reorganization for U.S. federal income tax purposes as described in the Registration Statement. This structure also facilitates the survival of the Company, which has shares of its common stock listed on the New York Stock Exchange.

First Merger and Second Merger

The First Merger is a “reverse triangular” merger of a transitory subsidiary of the Company with and into Sierra, with Sierra surviving such merger. The Second Merger is a “forward” merger of Sierra with and into the Company, with the Company surviving such merger.

As described in the Registration Statement, the First Merger must be approved by the holders of a majority of the outstanding shares of Sierra Common Stock entitled to vote at the Sierra Special Meeting. Pursuant to the terms of Section 3-106 of the MGCL, the Company, as the sole stockholder of Sierra following the consummation of the First Merger, will approve the Second Merger.

As described in the Registration Statement, upon completion of the First Merger, and subject to the terms and conditions of the Merger Agreement, Sierra stockholders will receive the Merger Consideration which includes shares of the Company’s common stock. The shares of the Company’s common stock to be issued to Sierra stockholders are being registered under the Securities Act pursuant to the Registration Statement. No other securities will be issued in the transaction and therefore no other aspect of the transaction requires registration under the Securities Act.

Protections Available to Investors

The Company does not believe that the consummation of the Merger will result in a diminution of the protections currently available to Sierra stockholders or the Company’s stockholders under the securities laws, including the Investment Company Act. While there will be substantial similarities between the rights of the Company’s stockholders and Sierra stockholders, various differences are noted in the Registration Statement under the heading “Comparison of Barings BDC and Sierra Stockholder Rights” and the risk factor entitled “The investment objectives and investment strategy of Barings BDC differ from the investment objectives and investment strategy of Sierra and, therefore, an equity investment in Barings BDC has different risks than an equity investment in Sierra.”

Division of Investment Management
December 13, 2021

The Company notes that as a result of the Merger, Sierra stockholders who currently hold registered securities of Sierra will hold registered securities in the Company following the closing of the Merger.

The Company confirms that none of the foregoing steps, individually or collectively, are expected to result in a diminution of the investor protections under the federal securities laws, in particular the Investment Company Act.

3.
Please advise why the opinion of counsel that the transaction qualifies as a tax-free reorganization does not provide a detailed description of the transaction, similar to the form delivered in connection with Barings BDC’s prior transaction with MVC Capital, Inc.

An updated tax opinion has been filed as Exhibit 12 to Pre-Effective Amendment No. 1 that provides a detailed description of the steps of the transaction, similar to the description contained in the tax opinion delivered in connection with Barings BDC’s prior transaction with MVC Capital, Inc.

Questions and Answers

4.
On page 5 of the Registration Statement, under the question “How does the bankruptcy of Medley LLC affect the Merger Agreement and/or the Merger?” please advise the Staff supplementally whether the Medley bankruptcy will have any effect on the stockholders voting on the Merger.

The Company advises the Staff that Sierra has confirmed that the Medley bankruptcy will have no effect on the stockholders voting on the Merger.

5.	Please consider whether the disclosure that, if the Merger is not approved, Sierra will pursue other options such as liquidation, is disclosed appropriately in the document.

The Company advises the Staff that it has reviewed the disclosure on whether Sierra will pursue other options such as liquidation if the Merger is not approved and believes it is disclosed appropriately in the document. The Company notes that such disclosure appears under the questions “What will happen if the Barings BDC Proposals being considered at the Barings BDC Special Meeting and/or the Sierra Proposals being considered at the Sierra Special Meeting are not approved by the required vote?” and “What happens if the Merger is not consummated?” on page 6 and 12, respectively, and in the risk factors titled “The termination of the Merger agreement could negatively impact Sierra and Barings BDC” and “If the Merger is not completed, Sierra would expect to consider other strategic alternatives, which are subject to risks and uncertainties” on page 27 and 28, respectively.

6.	On page 8 of the Registration Statement, under the question “Who is responsible for paying the expenses relating to completing the Merger?” please revise the answer to better clarify the answer.

The Company has revised the disclosure on page 8 of Pre-Effective Amendment No. 1 to clarify who is responsible for paying the expenses relating to completing the Merger.

Division of Investment Management
December 13, 2021

7.
Please advise the Staff supplementally why the termination fee disclosed on page 8 of the Registration Statement under the question “Who is responsible for paying the expenses relating to completing the Merger?” and on page 20 under the caption “—Termination of the Merger and Termination Fee and Expenses” is permissible under Section 57(a)(4) of the Investment Company Act and Rule 17d-1 promulgated thereunder.

The Company supplementally submits that Section 57(a)(4) of the Investment Company Act and Rule 17d-1 promulgated thereunder do not apply to the provisions requiring the payment of a termination fee under the Merger Agreement. The provisions requiring the payment of a termination fee, which are common in substantially all unaffiliated mergers of business development companies, were negotiated bilaterally between unaffiliated parties on an arm’s-length basis. Specifically, there was no affiliation between Barings BDC and Sierra of the type contemplated in Section 57(b) of the Investment Company Act at the time the Merger Agreement was entered into, and there will be no such affiliation prior to the consummation of the Merger.

Further, a termination fee is payable under the Merger Agreement only if the Merger Agreement is terminated and the Merger is not consummated. In this scenario, Barings BDC and Sierra would continue as two unaffiliated business development companies and a termination fee would be payable by Sierra to an unaffiliated Barings BDC, thereby raising no joint affiliated transaction issue under Section 57(a)(4) of the Investment Company Act and Rule 17d-1 promulgated thereunder.

8.
Please advise the Staff supplementally as to why the history of the dividend reinvestment plan as included on pages 8 and 9 of the Registration Statement under the question “Will I receive distributions after the Merger?” is relevant to the question of whether stockholders will be entitled to dividends after the Merger.

The Company respectfully submits to the Staff that it believes the disclosure regarding the Barings BDC dividend reinvestment plan is relevant to whether Sierra stockholders will be entitled to dividends after the Merger because it relates to the form of such dividends, as Sierra stockholders that receive shares of Barings BDC Common Stock in the Merger will be automatically enrolled in the Barings BDC dividend reinvestment plan and, as a result, would receive future dividends, if any, in additional shares of Barings BDC Common Stock unless they affirmatively opt out of the Barings BDC dividend reinvestment plan. The Company believes that providing this detail, including instructions for how a Sierra stockholder could opt out of the Barings BDC dividend reinvestment plan and thus receive future dividends, if any, in cash, in the Questions and Answers section of the Registration Statement will assist Sierra stockholders in evaluating the Merger.

Additionally, the Company respectfully submits to the Staff that it believes information on the historical dividends paid by Barings BDC and Sierra is relevant to Sierra stockholders in their evaluation of the Merger and has included cross-references to such disclosure appearing later in the Pre-Effective Amendment No. 1.

Division of Investment Management
December 13, 2021

9.
On page 9 and 10 of the Registration Statement, please revise the disclosure under the question “How does Barings BDC’s investment objective and strategy differ from Sierra’s?” to further define or describe EBITDA in the row titled “Target Borrower.”

The Company has revised the disclosure on page 10 of Pre-Effective Amendment No. 1 to clarify the reference to “Adjusted EBITDA.”

10.
On page 9 and 10 of the Registration Statement, under the question “How does Barings BDC’s investment objective and strategy differ from Sierra’s?” please explain the following statement in light of the differences in investment strategies between the two companies:  “Notwithstanding the differences in investment objective and strategy, Barings BDC does not anticipate any material repositioning of assets acquired in the Merger following the Merger.”

The Company supplementally confirms to the Staff that, although the two companies have differing investment objectives and strategies, the Company does not intend to materially reposition the assets that are being acquired in the Merger.  The Company intends that future investments will be made in accordance with its investment objectives and strategies.

Summary of the Merger

11.
Please advise the Staff supplementally as to what is being referenced by the “Barings BDC Externalization Transaction” under the caption “The Parties to the Merger” on page 13 of the Registration Statement.

The Company supplementally submits to the Staff that the “Barings BDC Externalization Transaction” refers to the 2018 transactions between the Company and Barings pursuant to which the management of the Company was externalized and Barings became the investment adviser and administrator to Barings BDC. The Company has revised the disclosure on page 13 of Pre-Effective Amendment No. 1 to clarify the references to the “Barings BDC Externalization Transaction.”

12.	Please advise the Staff supplementally what is meant by the term “cyclicality” on page 13 of the Registration Statement under the caption “The Parties to the Merger.”

The Company supplementally submits that the use of “cyclicality” in the referenced statement is intended to convey that, in making investments, the Company strives to invest in businesses that are not subject to large cycles in revenue, meaning large disparities in revenue received at different times during their fiscal year, and that typically have a more stable cash flow.

Division of Investment Management
December 13, 2021

Risk Factors

13.
Please include a discussion comparing the risks of each company or direct the Staff to where such discussion can be found.  Please consider providing this disclosure in chart format. See Item 3(c) of Form N-14.

The Company respectfully directs the Staff to the risk factor titled “The investment objectives and investment strategy of Barings BDC differ from the investment objectives and investment strategy of Sierra and, therefore, an equity investment in Barings BDC has different risks than an equity investment in Sierra” included on pages 31 and 32 of Pre-Effective Amendment No. 1, which includes a brief discussion of such differences and cross-references the tabular disclosure comparing the investment objective and investment strategy of Barings BDC and Sierra included under the heading “How does Barings BDC’s investment objective and strategy differ from Sierra’s?” on pages 9 and 10 of Pre-Effective Amendment No. 1.

14.
Please supplementally advise the Staff as to whether the risk factor entitled “The Merger may not be treated as a tax-free reorganization under Section 368(a) of the Code” on page 31 of the Registration Statement conflicts with statements elsewhere in the Registration Statement.

The Company supplementally submits to the Staff that it does not believe the disclosure on the qualification of the Merger as a tax-free reorganization under Section 368(a) of the Code set forth under the referenced risk factor conflicts with other disclosure on such qualification elsewhere in the Registration Statement. As discussed in the risk factor, each of the Company and Sierra intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code; however, no ruling has been, or will be, sought by the Company or Sierra from the IRS with respect to the Merger and there can be no assurance that the IRS will not challenge the qualification of the Merger as a “reorganization” under Section 368(a) of the Code or that a court would not sustain such a challenge. The Company respectfully directs the Staff to the substantially similar disclosures included under the headings “Questions and Answers—Questions and Answers About the Merger—Is the Merger expected to be taxable to Sierra stockholders?,” “Summary of the Merger—Tax Consequences of the Merger” and “Certain Material U.S. Federal Income Tax Consequences of the Merger—Qualification of the Merger as a Reorganization under Section 368(a) of the Code” on pages 11, 18 and 114, respectively, of Pre-Effective Amendment No. 1.

Comparative Fees and Expenses

15.
On page 33 of the Registration Statement, the Staff references footnote 7. Section 205(b)(3) of the Investment Adviser’s Act of 1940, as amended, permits an adviser to a business development company to collect an incentive fee based on realized capital gains. Please note that the Staff does not believe that a merger would constitute a realization event. Please confirm supplementally that SIC Advisors will not be receiving an incentive fee on capital gains in connection with the Merger.

The Company acknowledges the Staff’s comment and supplementally confirms that Sierra has confirmed that SIC Advisors, as Sierra’s investment adviser, will not be receiving an incentive fee on capital gains in connection with the Merger.

Incorporation by Reference for Barings BDC and Incorporation by Reference for Sierra

16.
Please supplementally confirm to the Staff that the documents being incorporated by reference will be hyperlinked as required pursuant to the FAST Act Modernization and Simplification of Regulation S-K and confirm that the document is not incorporating any future filings by reference.

The Company has revised Pre-Effective Amendment No. 1 to include hyperlinks in each instance where a document is being incorporated by reference. The Company has also revised Pre-Effective Amendment No. 1 to remove language relating to forward incorporation and supplementally confirms to the Staff that Pre-Effective Amendment No. 1 is not incorporating any future filings by reference.

Division of Investment Management
December 13, 2021

Accounting Comments

General

17.	Please update financial information to reflect results for the quarter ended September 30, 2021 for both Sierra and Barings BDC and ensure that the quarterly filings are incorporated by reference.

The Company confirms to the Staff that it has revised Pre-Effective Amendment No. 1 accordingly.

Questions and Answers

18.
The Staff references the disclosure on page 8 of the Registration Statement under the question “Who is responsible for paying the expenses relating to completing the Merger?” on the estimated expenses to be incurred by Barings BDC and Sierra in connection with the Merger. Please supplementally explain the accounting treatment of such costs as it relates to asset acquisition accounting.

The Company supplementally advises the Staff that it expects to incur approximately $7.3 million of professional fees and other transaction costs related to the Merger. As provided in Accounting Standards Codification (“ASC”) 805-50-30-1, assets are to be “recognized based on their cost to the acquiring entity, which generally includes transaction costs and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the acquiring entity’s books.” As such, the $7.3 million of professional fees and other transactions costs related to the Merger will be included in the cost of acquiring Sierra.

Comparative Fees and Expenses

19.	Please revise the disclosure in this section to be based on September 30, 2021 quarterly numbers. See Item 3 of Form N-14.

The Company confirms to the Staff that it has revised Pre-Effective Amendment No. 1 accordingly.

Capitalization

20.	The Staff notes its position which dictates that the capitalization table should be dated as of a date within 30 days of filing date. Please update the capitalization table to conform.

The Company notes that, based on its subsequent conversation with Lauren Hamilton and Jacob Sandoval of the Staff on December 8, 2021, the Company has revised the capitalization table in Pre-Effective Amendment No. 1 to be dated as of September 30, 2021 so as to maintain consistency with the information publicly available for the Company and Sierra.

Division of Investment Management
December 13, 2021

21.
With respect to Footnote 3 to the capitalization table included on page 43 of the Registration Statement, please supplementally explain to the Staff what the transaction expenses represent for both of Barings BDC and Sierra.

The Company notes that the $7.3 million of expenses is based on an estimate of $4.0 million for its financial advisor (Wells Fargo Securities), $2.3 million for legal expenses, $500,000 for auditors expenses and $500,000 for valuation and associated proxy related expenses.

The Company also notes that Sierra has advised the Company that Sierra’s $9.1 million of expenses is based on an estimate of $5.0 million for its financial advisor (Broadhaven Capital Partners), $2.5 million for legal expenses, $1.0 million for proxy related expenses and $600,000 for a virtual data room and other transaction-related-expenses.

22.
The Staff notes that Footnote 3 to the capitalization table included on page 43 of the Registration Statement includes a reference to an estimated $18.9 million reduction in fair value of investments but the Registration Statement indicates no material changes in accounting policies.  Please supplementally explain if there is a difference in valuation methodologies and/or in policies.  If so, please ensure it is appropriately disclosed in the Registration Statement.  See Rule 6-11(d)(1(iii) of Regulation S-X.

The $16.3 million reduction in fair value of investments discussed in footnote 3 of the capitalization table refers to a pro forma adjustment to the historic net asset value of Sierra as of September 30, 2021 and represents a good faith estimate by the Company of a reduction in the fair value of Sierra’s portfolio investments based on market conditions that the Company expects when those assets are valued by independent valuation experts following the closing of the Merger. As discussed below, the assets being acquired are predominately Level 3 assets and, as a result, there is a range of possible fair values and subjectivity in selecting the fair value within that range. The estimated reduction is not being made because of any differences in valuation or accounting policies of the Company and Sierra.

As stated in the Registration Statement, the Company has determined that there are no material differences in valuation or accounting policies between the Company and Sierra. The Company supplementally confirms that pursuant to the requirements of the Investment Company Act, and in accordance with ASC 820, both the Company and Sierra determine the fair values of portfolio company investments on a recurring (at least quarterly) basis. Both companies hold debt and equity investments of privately held companies for which quoted prices or other inputs within the categories of Level 1 and Level 2 are generally not available. In such cases, the companies both determine the fair value of their investments in good faith primarily using Level 3 inputs.

The Company also refers the Staff to its response to question 23 below, which also discusses the estimated reduction in the fair value of Sierra’s portfolio investments.

Division of Investment Management
December 13, 2021

The Merger—Reasons for the Merger—Sierra

23.
On page 67 of the Registration Statement under the caption “—Certain Merger Valuation Considerations,” the first bullet references a credit-related markdown.  Please advise whether this is separate and distinct from the reduction disclosed in footnote 3 of the capitalization table.  Please also supplementally explain if this markdown is related to changes in valuation methodologies and/or policies.  If so, please ensure it is appropriately disclosed in the Registration Statement.  See Rule 6-11(d)(1(iii) of Regulation S-X.

The Company supplementally advises the Staff that the 3% credit-related markdown discussed in the bullet referenced above refers to one factor that was taken into account by the parties during negotiations of the purchase price for the transaction and was unrelated to any differences in valuation or accounting policies of the Company and Sierra.

As discussed in response to question 22 above, the $16.3 million reduction in the fair value of Sierra’s portfolio investments discussed in footnote 3 of the capitalization table refers to a pro forma adjustment to the historic net asset value of Sierra as of September 30, 2021 and represents a good faith estimate by the Company of a reduction in the fair value of Sierra’s portfolio investments based on market conditions that the Company expects when those assets are valued by independent valuation experts following the closing of the Merger. The estimated reduction is not being made because of a difference in valuation or accounting policies. The assets being acquired are predominately Level 3 assets and, as a result, there is a range of possible fair values and subjectivity in selecting the fair value within that range. The Company refers the Staff to its response to question 22 above for additional discussion of this reduction in fair value.

24.
On page 67 of the Registration Statement under the caption “—Certain Merger Valuation Considerations,” the first bullet references a $2.1 million contribution by Sierra to Medley Capital for personnel.  Please explain if such contribution by Sierra is factored into the total acquisition cost.

The Company supplementally confirms to the Staff that the $2.1 million contribution by Sierra to Medley Capital for personnel (the “Medley Contribution”) was factored into the total acquisition cost. During negotiations between the Company and Sierra in establishing the purchase price for the transaction, the Company adjusted the value of Sierra’s assets downward by $2.1 million to reflect the amount of the Medley Contribution.

The Merger—Terms of Credit Support Agreement

25.	Please explain supplementally if the $100 million of credit support is captured as part of the total consideration for the transaction and, if so, please explain how.

The Credit Support Agreement is expected to be entered into promptly following the closing of the Merger.

Since the Company has concluded that the Merger transaction does not constitute the acquisition of a business as defined by ASC 805-10-55-4, the Merger will be accounted for as an asset acquisition in accordance with ASC 805-50.

Division of Investment Management
December 13, 2021

The Company considered the guidance in ASC 805-10-55-18 by analogy to evaluate whether the Credit Support Agreement should be part of the Merger or whether the Credit Support Agreement is separate from the Merger. This guidance lists the following as factors to consider when determining whether a transaction is separate from the business combination: (a) the reasons for the transaction, (b) who initiated the transaction and (c) the timing of the transaction. With respect to (a) and (b), although the Credit Support Agreement will be entered into because of the Merger, the Credit Support Agreement is not being initiated by Sierra, Sierra stockholders or Sierra affiliates. The Company initiated the Credit Support Agreement to drive further shareholder alignment between Barings, as its investment adviser, and its stockholders for the benefit of the Company post-Merger rather than primarily for the benefit of Sierra or its former stockholders before the transaction. The Credit Support Agreement offered by Barings is a unique alignment tool whereby the external manager acts as ‘principal investor’ placing its own capital at risk in the transaction, alongside the capital of the combined entity stockholders. By becoming a principal investor, the level of alignment between the external manager and the stockholder is enhanced beyond the simple dynamics of a properly structured incentive fee. Neither Sierra nor its former stockholders will be direct parties to the Credit Support Agreement. If there is a waiver of fees or a cash reimbursement as a result of the Credit Support Agreement on the designated settlement date, all of the stockholders of the Company at that time will benefit proportionately, not just the former stockholders of Sierra prior to the Merger. With respect to (c), the Credit Support Agreement will not be entered into until after the Merger is closed and the Covered Losses to which the Credit Support Agreement applies will be determined post-Merger, from the effective date through the designated settlement date.

To summarize, while the Credit Support Agreement is expected to be entered into as a result of the Merger, as noted above, the parties to the Merger are not the same as the parties to the Credit Support Agreement. The Credit Support Agreement is specific to one risk, the future performance of the acquired investments, and not all risks associated with the Merger. Moreover, as described above, there is a specific business purpose for entering into the transactions separately. As such, the Company has concluded that the Credit Support Agreement is not part of the Merger and should be accounted for separately from the Merger.

26.
On page 86 of the Registration Statement, the fifth bullet states “Barings will settle any credit support obligation under the Credit Support Agreement as follows. If the Covered Losses are greater than $0.00, then, in satisfaction of Barings’ obligation set forth in the Credit Support Agreement, Barings will irrevocably waive during the Waiver Period (as defined below) (1) the incentive fees payable under the then current investment advisory agreement between Barings BDC and Barings (including any incentive fee calculated on an annual basis during the Waiver Period), and (2) in the event that Covered Losses exceed such incentive fees, the base management fees payable under the then current investment advisory agreement between Barings BDC and Barings.”

Please supplementally confirm Barings will not seek recoupment of any such fees that it may waive pursuant to the Credit Support Agreement.

The Company supplementally confirms to the Staff that Barings, as the Company’s investment adviser, will not seek recoupment of any fees that may be waived pursuant to the Credit Support Agreement.

Division of Investment Management
December 13, 2021

27.
On page 86 of the Registration Statement, the last bullet states “It is expected that the Credit Support Agreement will initially be recorded as an asset on Barings BDC’s financial statements in an amount equal to the value thereof and thereafter such value will fluctuate each quarter based on the change in the payment obligation owed under the Credit Support Agreement. The Credit Support Agreement will be accounted for by Barings BDC as a derivative under ASC 815 and a credit to contributed (paid-in) capital from Barings.”

Please describe how the Credit Support Agreement impacts and/or factors into the accounting for the Merger, in particular as assets to be acquired or consideration to be paid. Please cite to applicable U.S. GAAP standard.

The Company refers the Staff to its response in question 25 regarding why the Credit Support Agreement should be accounted for separately from the Merger.

The Company believes the substance of Barings entering into the Credit Support Agreement with the Company for no receipt of payment for its fair value is that of a shareholder contributing capital to the Company.  Accordingly, the Company considers Staff Accounting Bulletin Topic 5.T, Accounting for Expenses or Liabilities Paid by Principal Stockholder(s) (“SAB 5.T”), as well as previous guidance from the Staff (IM-DCFO 1995-05 under the Accounting Matters Bibliography) and will account for receipt of the Credit Support Agreement, making no payment for its fair value, as a credit to the Company’s contributed (paid-in) capital from Barings.

The facts described in SAB 5.T relate to the accounting for expenses or liabilities paid by a principal stockholder on behalf of its investee. SAB 5.T emphasizes, “[t]he staff believes that the problem of separating the benefit to the principal stockholder from the benefit to the company cited in FASB ASC Topic 718 is not limited to transactions involving stock compensation.”  In addition to its role as the investment adviser, Barings is also a shareholder in the Company and its obligation under the Credit Support Agreement would be analogous to transactions involving a principal stockholder as described in SAB 5.T, unless the “action is caused by a relationship or obligation completely unrelated to his position as a stockholder or such action clearly does not benefit the company.”

The Credit Support Agreement is a form of enhancement on the investment portfolio similar to what is discussed under IM-DCFO 1995-02 based on the fact it would provide credit protection up to the maximum obligation (as set forth in the Credit Support Agreement) regarding the Covered Losses of the Reference Portfolio.

Additionally, in IM-DCFO 1995-05, the Staff stated that a contribution of capital was made at the time the enhancement (whether transferable or nontransferable) became available to the fund and that the contribution should be measured by the cost of obtaining a similar enhancement in an arm’s-length transaction.

As such, the day 1 fair value of the Credit Support Agreement (“the initial measurement”) is considered to be the cost of obtaining the Credit Support Agreement in an arm’s-length transaction and it is deemed to be an expense incurred by Barings in its capacity as a shareholder. Thus, the Company should record the offset to its derivative asset as a credit to its contributed (paid-in) capital.

Accounting Treatment of the Merger

28.	Please revise this section to include current estimates for this transaction.

The Company notes that, based on its subsequent conversation with Lauren Hamilton and Jacob Sandoval of the Staff on December 8, 2021, the Company has provided the current estimates supplementally in response to question 30 below.

Division of Investment Management
December 13, 2021

29.	Please describe if assets to be acquired in the transaction will be measured at fair value of consideration transferred or fair value of assets to be acquired.

The Company advises the Staff that measurement of the cost of the asset acquisition will be based on the consideration paid because the fair value of the consideration paid by the Company and by Barings is more clearly evident and reliably measured than the fair value of the net assets acquired. The cost of the asset acquisition up to the amount of the fair value of the net assets acquired will be allocated to the individual assets and liabilities acquired based on their relative fair values. The Company refers the Staff to its response to question 32 below for additional GAAP guidance and discussion.

30.	Please provide an estimated amount of consideration paid with a breakdown of items included in the consideration paid or liabilities assumed.

The Company will acquire all of Sierra’s assets and liabilities as a result of the Merger. The fair value of Sierra’s net assets was approximately $544.0 million at September 30, 2021 ($635.5 million of assets less $91.5 million of liabilities).

The consideration paid is calculated as follows:

•
Share Consideration - $506.9 million - The share consideration is calculated as 0.44973 of a validly issued, fully paid and non-assessable share of the Company’s common stock, par value $0.001; 45,996,985 shares (102,276,889.12 × 0.44973). Assuming the Company’s market price per share of $11.02 as of September 30, 2021, and no adjustment to the exchange ratio set forth in the Merger Agreement, the Share Consideration fair value is expected to be approximately $506.9 million.

•	Transactions Costs - $7.3 million.

•
Deemed contribution from Barings - $29.8 million (Cash Consideration paid by Barings will be $0.9783641 per share in cash, approximately $100 million (102,276,889.12 × $0.9783641). Of the $100 million cash consideration paid by Barings, it is estimated that approximately $29.8 million will be a deemed contribution to the Company ($544.0 million of net assets acquired less $506.9 million share consideration and $7.3 million of transaction costs). The Company refers the Staff to its response to question 32 for a discussion on the deemed contribution determination and analysis.

31.	Please also provide an estimate of the amount of fair value of the assets acquired.

The fair value of Sierra’s net assets was approximately $544.0 million at September 30, 2021 ($635.5 million of assets less $91.5 million of liabilities).

32.
Please also explain how such values will be allocated to the acquired assets, including any contingent agreements resulting from the Merger. Please cite to applicable U.S. GAAP standards and incorporate into the analysis the impact of the Company’s traded market prices and discounts to NAV.

As provided in ASC 805-50-30-1, assets are to be “recognized based on their cost to the acquiring entity, which generally includes transaction costs and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the acquiring entity’s books.”

Division of Investment Management
December 13, 2021

Furthermore, ASC 805-50-30-2 states that if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred or equity interests issues), then measurement should be based on either: (a) the cost, which shall be based on the fair value of the consideration given or (b) the fair value of the assets (or net assets) acquired, whichever is more clearly evident and thus more reliably measurable.

As of September 30, 2021, the cost of the acquired assets is estimated to be approximately $514.2 million ($506.9 million of estimated share consideration plus $7.3 million of estimated transaction related costs – see question 30 for details), while the fair value of the net assets acquired is approximately $544.0 million (see question 31 for details). Since the estimated fair value of the Sierra net assets acquired by the Company exceeds the fair value of the cost of consideration paid by the Company, it will recognize a deemed contribution (a credit to contributed (paid-in) capital) from Barings in an amount up to the cash consideration to be paid (approximately $100.0 million).  The cash consideration paid by Barings to Sierra stockholders is consideration transferred as part of the Merger and benefits the Sierra stockholders. the Company will recognize the cash consideration as a deemed contribution by analogy to SAB 5.T, which states that the value of amounts transferred to third parties by a principal stockholder should be recognized “with a corresponding credit to contributed (paid-in) capital.”

As stated in FASB ASC 946-320-35-20, premiums and discounts should be amortized using the interest method. FASB ASC 835-30-35-2 states that the difference between the present value and the face amount of the net investment should be treated as a discount or premium and amortized as interest expense or income over the life of the note in such a way as to result in a constant rate of interest when applied to the amount outstanding at the beginning of any given period.

The cost of the investments acquired in the Merger will be determined based on the fair value of the consideration paid and allocated based on each investment’s relative fair value on the acquisition date.  The Company’s accounting policy on investment income states that interest income, including amortization of premium and accretion of discount, is recorded on the accrual basis to the extent that such amounts are expected to be collected. At the date of acquisition, the Company will calculate the difference between the cost of each fixed-income investment and the amounts expected to be collected on each fixed-income investment and accrete the difference (the “market discount”) into interest income utilizing the effective interest method. The Company expects that the collectable amount will generally be the cost allocated to the investments on the acquisition date, and thus, the Company will not recognize original issue discount over the life of the loans into interest income.

33.	Please explain whether any unrealized gain or loss will occur as a result of the Merger and cite to applicable U.S. GAAP standard.

The Company supplementally advises the Staff that, immediately after the acquisition, the investments acquired will be recorded at fair value in accordance with ASC 946. Any subsequent differences (after allocating the consideration transferred to the individual assets and liabilities acquired based on their relative fair values) between the cost allocated to an individual investment upon acquisition and its fair value subsequent to the acquisition will be recorded as an unrealized gain or loss. The Company expects any gain or loss will be classified as unrealized on its statement of operations until the underlying assets are sold or otherwise disposed.

Division of Investment Management
December 13, 2021

34.	Please explain the impact of the Merger on the incentive fee going forward and the related cost of assets. For example, please disclose if there will be changes to the basis of assets as a result.

The Company supplementally explains to the Staff that, as a part of the transaction, the Company’s cost of each asset acquired as a result of this transaction under GAAP will equal the fair market value of the asset at the time of closing, evaluated with the assistance of an independent third party valuation firm. Since the fair market value equals cost at inception of the transaction, the Company does not anticipate an increase to the underlying incentive fees related to the pre-existing assets as a result of this transaction. The Company refers the Staff to its response to question 32 above for additional GAAP guidance and discussion on the cost of the assets acquired.

Certain Material U.S. Federal Income Tax Consequences of the Merger

35.
On page 116 of the Registration Statement under the caption “—Limitations on Utilization of Loss Carryforwards and Unrealized Losses” please confirm for the Staff that the statement “Sierra (including all subsidiaries) had approximately $251.2 million of capital loss carryforwards reported on its fiscal year 2020 tax return” is correct.

The Company acknowledges the Staff’s comment and supplementally confirms that Sierra has confirmed that the following statement is correct: “Sierra (including all subsidiaries) had approximately $251.2 million of capital loss carryforwards reported on its fiscal year 2020 tax return.”

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If you have any questions or would like further information concerning the Company’s responses included in this letter, please do not hesitate to contact me at (617) 570-1526.

Very truly yours,

/s/ John T. Haggerty
John T. Haggerty

cc:	Eric Lloyd, Barings BDC, Inc.
Paul J. Delligatti, Goodwin Procter LLP
Thomas J. LaFond, Goodwin Procter LLP